FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of November 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ____

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2001   SUN INTERNATIONAL HOTELS LIMITED

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President

Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99	Press Release on November 5, 2001 Sun International Announces 2001 Third Quarter Earnings

Exhibit 99



Sun International

FROM: Sun International
              The Bahamas
              Contact: John Allison
              Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES 2001 THIRD QUARTER EARNINGS

PARADISE ISLAND, The Bahamas, November 5, 2001 – Sun International Hotels Limited (NYSE: SIH) reported a net loss for the quarter of $7.5 million, before pre-opening expenses, real estate sales, restructuring and refinancing costs, compared to recurring earnings of $9.2 million in the same period last year. The loss per share for the period, excluding the above items, was $0.28, compared to recurring earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.10 for the same period last year.

Including the non-recurring items referred to above, the Company recorded a loss in the quarter of $11.7 million, compared to net income of $12.4 million for the same period last year.

The reduction in profitability was primarily due to the dramatic effects on occupancies at Atlantis, Paradise Island, in September after September 11.

Paradise Island

The Company's Paradise Island operations generated EBITDA of $14.3 million, a 38% decline compared to the $23.2 million that was achieved during the same period last year. The Paradise Island businesses performed very well during July and August. Atlantis achieved an average occupancy of 92% for these two months and an increase of 25% in EBITDA over the same period last year.

In September, which is traditionally slower after Labor Day in the United States, Atlantis' average occupancy was 35%, compared to 68% in the same month last year.

Based on the significant reduction in business volumes in September, following September 11, a series of actions were taken at the property in order to reduce operating costs. Daily call volumes received by the Company's in-house tour operator, which fell by more than 70% following September 11, have improved quite significantly, although remain below year ago levels.

Results at the Ocean Club were similarly affected by the events of September 11, with the property achieving an occupancy of 57% for the quarter compared to 78% for the same period last year.

Connecticut

The Mohegan Sun opened the first phase of its $960 million "Project Sunburst" expansion on September 25, 2001, which was one week ahead of schedule. The new "Casino of the Sky" adds over 80 additional table games, over 2,500 new slot machines, the "Shops at Mohegan Sun", a 10,000-seat events center, and further restaurant facilities. The final phase of the project will also feature a 1,200-room luxury hotel and a 100,000-square foot convention center, which are both expected to open in April 2002.

The Mohegan Sun Casino recorded growth of 7% in gross operating revenues over the same period last year, as gross revenues for the quarter were $233.3 million compared to $218.2 million in the same period last year. The gross win per slot machine per day for the quarter was $456, versus $535 for the same period last year, when neither the "Casino of the Sky" nor the "Hall of the Lost Tribes" smoke-free slot room had been opened, which together added over 3,100 new slot machines to the casino floor.

Trading Cove Associates, an entity 50%-owned by the Company, receives payments of 5% of gross revenues of the expanded Mohegan Sun operation. The Company's share of Trading Cove Associate's net income from Mohegan Sun was $7.1 million for the quarter compared to $5.0 million in the prior year.

Other Resort Operations

The Company manages seven luxury resort hotels in the Indian Ocean and Dubai. During the quarter, these properties were impacted by economic weakness in their European source markets and by the September 11 events. The Company earned management fees of $1.0 million from these other resort operations in the quarter, compared to $1.3 million in the comparable quarter last year.

Internet Gaming

The Company's Internet gaming subsidiary was successful in obtaining one of three licenses awarded by the Government of the Isle of Man, one of the most credible jurisdictions to regulate Internet gaming, despite stiff competition from many major land-based casino operators.

The Company's Internet gaming test site, www.AmbassadorCasino.com which went live early in July 2001 in a test mode, is designed to exclude play from countries where Internet gaming is unlawful, including the United States, and to prevent under-age access to the site. The Company will monitor the progress of the site with the intention of launching a fully-fledged operation later this year. The costs related to the test site have been expensed as pre-opening expenses.

Financing

In August, the Company successfully issued $200 million of 8-7/8% Senior Subordinated Notes due 2011. The proceeds were used to repay a portion of the loans outstanding under the Company's revolving credit facility.

Sun International Hotels Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. Our flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air aquarium. We also developed and receive certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast and one of the most profitable casinos in the United States. In our luxury resort hotel business, we operate eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas. For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit our website at www.sunint.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at +1.242.363.6016.

(Condensed Consolidated Statements of Operations and Summary Segment Data are attached.)

Sun International Hotels Limited
Condensed Consolidated Statements of Operations
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2001	2000	2001	2000
Revenues:				
Casino and resort revenues	$ 99,453	$ 186,736	$ 387,399	$ 585,999
Less: promotional allowances	(4,146)	(11,721)	(18,610)	(40,466)
	95,307	175,015	368,789	545,533
Tour operations	7,735	8,058	28,446	23,984
Management and other fees	8,460	8,031	26,783	24,701
Real estate related	2,014	9,413	9,771	105,504
Other	1,096	773	2,860	2,231
	114,612	201,290	436,649	701,953
Expenses:				
Casino and resort expenses	61,886	114,581	202,465	342,995
Tour operations	7,019	6,997	25,060	21,444
Selling, general and administrative	20,166	27,004	62,794	78,059
Real estate related	554	4,845	2,865	30,739
Corporate expenses	5,498	6,444	17,711	18,636
Depreciation and amortization	13,937	15,056	38,053	44,334
Write-off of Desert Inn costs	-	-	-	11,202
Transactions costs	-	-	-	7,014
Restructuring costs	1,200	-	1,200	-
Pre-opening expenses	781	1,397	5,136	2,087
	111,041	176,324	355,284	556,510
Operating income	**3,571**	**24,966**	**81,365**	**145,443**
Other income and expenses:				
Interest income	1,875	826	6,145	2,798
Interest expense, net of capitalization	(11,195)	(10,361)	(38,031)	(33,681)
Non-recurring interest expense	(3,355)	-	(3,355)	-
Equity in earnings (loss) of associated companies	(638)	753	2,166	1,767
Other, net	(390)	(707)	(450)	(707)
Income (loss) before income taxes	(10,132)	15,477	47,840	115,620
Provision for income taxes	(1,612)	(3,103)	(4,566)	(5,436)
Net income (loss)	**$ (11,744)**	**$ 12,374**	**$ 43,274**	**$ 110,184**
Diluted earnings (loss) per share	**$ (0.44)**	**$ 0.42**	**$ 1.55**	**$ 3.45**
Weighted average number of shares outstanding (1)	**26,765**	**29,664**	**27,836**	**31,957**

(1) Includes the effect of outstanding stock options.

Sun International Hotels Limited
Summary Segment Data
(In Millions)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2001	**2000**	**2001**	**2000**
Paradise Island Operations:				
Gross revenues [1]	$ 99.5	$ 104.3	$ 387.4	$ 366.9
Casino	23.0	26.8	96.8	101.4
Hotel [2]	76.5	77.5	290.6	265.5
EBITDA [3]	$ 14.3	$ 23.2	$ 107.6	$ 107.4
Atlantis				
Occupancy rate	74%	84%	84%	87%
Average room rate	$ 224	$ 211	$ 258	$ 246
Resorts Atlantic City:				
Gross revenues	$ -	$ 82.4	$ -	$ 219.1
Casino	-	69.1	-	182.6
Hotel	-	13.3	-	36.5
EBITDA	$ -	$ 11.5	$ -	$ 20.7

(1) The three month period presented for 2001 and 2000 excludes revenues from Ocean Club Estates lot sales of $2.0 million and $9.4 million, respectively. The nine month period presented for 2001 and 2000 excludes revenues from Ocean Club Estates lot sales of $9.8 million and $105.5 million, respectively.

(2) Excludes results of the Company's wholly owned tour operator.

(3) The three month period presented for 2001 and 2000 excludes a gain from Ocean Club Estates lot sales of $1.5 million and $4.6 million , respectively, excludes pre-opening expenses of $-0- and $1.5 million, respectively, and excludes restructuring costs of $1.2 million and $-0-, respectively. The nine month period of 2001 and 2000 excludes a gain from Ocean Club Estates lot sales of $6.9 million and $74.8 million, respectively, excludes pre-opening expenses of $1.6 million and $2.2 million, respectively, and excludes restructuring costs of $1.2 million and $-0-, respectively.